UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
Name: Takeshi Mikami
Title: Executive Officer & General Manager, Financial Accounting Dept.

Date:      December 21, 2018

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding Submission of Interim Report on Form 6-K

to the U.S. Securities and Exchange Commission

TOKYO, December 21, 2018 --- Sumitomo Mitsui Financial Group, Inc. (the “Company”, President and Group Chief Executive Officer: Takeshi Kunibe) hereby announces that, on December 20, 2018 (Eastern Standard Time), the Company submitted an interim report on Form 6-K to the U.S. Securities and Exchange Commission (“SEC”).

A copy of the interim report on Form 6-K can be viewed and obtained at the Company’s website at https://www.smfg.co.jp/english/investor/financial/disclosure.html or on EDGAR, the SEC’s Electronic Data Gathering, Analysis, and Retrieval system.

Attachment:

  (Reference) Consolidated Financial Statements (IFRS) (Unaudited)

This document contains a summary of the Company’s consolidated interim financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board that was disclosed in its interim report on Form 6-K submitted to the U.S. Securities and Exchange Commission on December 20, 2018. This document does not contain all of the information in the interim report on Form 6-K that may be important to you. You should read the entire interim report on Form 6-K carefully to obtain a comprehensive understanding of the Company’s business and financial data under IFRS and related issues.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of the Company and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

  (Reference) Consolidated Financial Statements (IFRS) (Unaudited)

Consolidated Statement of Financial Position (Unaudited)

(In millions)

	At March 31,	At September 30,
	2018	2018
Assets:
Cash and deposits with banks	¥54,696,069	¥56,793,422
Call loans and bills bought	1,881,880	2,360,765
Reverse repurchase agreements and cash collateral on securities borrowed	8,491,703	9,691,156
Trading assets	3,169,123	3,003,342
Derivative financial instruments	3,885,271	3,860,925
Financial assets at fair value through profit or loss	1,547,672	2,988,640
Investment securities	20,495,075	18,795,792
Loans and advances	85,129,070	88,560,861
Investments in associates and joint ventures	730,414	641,053
Property, plant and equipment	1,510,132	1,490,003
Intangible assets	835,902	818,219
Other assets	4,043,908	4,341,330
Current tax assets	87,961	50,631
Deferred tax assets	19,436	16,378
Assets held for sale	5,651,950	5,958,044
Total assets	¥192,175,566	¥199,370,561
Liabilities:
Deposits	¥128,461,527	¥131,657,778
Call money and bills sold	1,190,929	2,013,278
Repurchase agreements and cash collateral on securities lent	12,022,593	13,693,129
Trading liabilities	2,143,899	1,851,229
Derivative financial instruments	3,498,016	3,725,693
Borrowings	10,652,481	10,980,538
Debt securities in issue	10,569,117	11,607,347
Provisions	188,267	176,422
Other liabilities	6,882,740	6,802,963
Current tax liabilities	55,516	40,137
Deferred tax liabilities	397,741	446,617
Liabilities directly associated with the assets held for sale	3,616,941	3,745,241
Total liabilities	179,679,767	186,740,372
Equity:
Capital stock	2,338,743	2,339,443
Capital surplus	863,505	839,479
Retained earnings	5,149,193	5,629,654
Other reserves	2,324,349	2,104,670
Treasury stock	(12,493)	(16,292)
Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	10,663,297	10,896,954
Non-controlling interests	1,232,980	1,133,507
Equity attributable to other equity instruments holders	599,522	599,728
Total equity	12,495,799	12,630,189
Total equity and liabilities	¥192,175,566	¥199,370,561

Consolidated Income Statement (Unaudited)

(In millions, except per share data)

	For the six months ended September 30,
	2017	2018
Interest income	¥1,036,329	¥1,151,910
Interest expense	337,852	505,666
Net interest income	698,477	646,244

Fee and commission income	530,006	533,801
Fee and commission expense	99,052	97,306
Net fee and commission income	430,954	436,495

Net trading income	139,685	115,388
Net income (loss) from financial assets at fair value through profit or loss	(960)	116,361
Net investment income	222,377	42,384
Other income	265,204	275,057
Total operating income	1,755,737	1,631,929

Impairment charges on financial assets	66,992	25,260
Net operating income	1,688,745	1,606,669

General and administrative expenses	888,037	850,905
Other expenses	215,666	239,946
Operating expenses	1,103,703	1,090,851

Share of post-tax profit of associates and joint ventures	32,223	25,596
Profit before tax	617,265	541,414

Income tax expense	137,296	126,271
Net profit	¥479,969	¥415,143

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥426,002	¥357,436
Non-controlling interests	49,252	51,807
Other equity instruments holders	4,715	5,900

Earnings per share:
Basic	¥302.06	¥255.38
Diluted	301.83	255.21

Consolidated Statement of Comprehensive Income (Unaudited)

(In millions)

	For the six months ended September 30,
	2017	2018
Net profit	¥479,969	¥415,143

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	76,692	81,384

Equity instruments designated at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	—	275,545

Share of other comprehensive income (loss) of associates and joint ventures	117	1,908

Income tax relating to items that will not be reclassified	(23,417)	(107,683)
Total items that will not be reclassified to profit or loss, net of tax	53,392	251,154

Items that may be reclassified subsequently to profit or loss:
Available-for-sale financial assets:
Gains (losses) arising during the period, before tax	558,315	—
Reclassification adjustments for (gains) losses included in net profit, before tax	(152,564)	—

Debt instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	—	(69,618)
Reclassification adjustments for (gains) losses included in net profit, before tax	—	1,007

Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	(12,248)	60,099

Share of other comprehensive income (loss) of associates and joint ventures	(7,677)	(26,231)

Income tax relating to items that may be reclassified	(124,952)	16,774
Total items that may be reclassified subsequently to profit or loss, net of tax	260,874	(17,969)

Other comprehensive income, net of tax	314,266	233,185
Total comprehensive income	¥794,235	¥648,328

Total comprehensive income attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥723,181	¥562,210
Non-controlling interests	66,339	80,218
Other equity instruments holders	4,715	5,900

Note: On April 1, 2018, the Company adopted IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers” retrospectively by adjusting the consolidated statement of financial position at the date of initial application, and has not restated comparatives as permitted by IFRS 9 or IFRS 15. For a more detailed explanation, please refer to “Note 2 Summary of Significant Accounting Policies — Significant Accounting Policies” in the interim report on Form 6-K submitted on December 20, 2018 (Eastern Standard Time).